Exhibit 99.7

PRESS RELEASE

TotalEnergies and CAF extend and deepen their partnership for a further four years

Dar es Salam, January 28, 2025 – A day after the TotalEnergies CAF Africa Cup of Nations Morocco 2025 Final Draw, Patrick Pouyanné, Chairman and CEO of TotalEnergies and Dr Patrice Motsepe, President of the Confédération Africaine de Football (CAF) concluded an agreement extending their partnership for a further four years.

TotalEnergies will now sponsor 12 major CAF events and CAF competitions in the period: 2025-2028. These includes the TotalEnergies CAF Women’s Africa Cup of Nations Morocco 2024, TotalEnergies CAF Africa Cup of Nations Morocco 2025, and TotalEnergies CAF Africa Cup of Nations Kenya, Tanzania and Uganda 2027, amongst others.

With the extension of this partnership, TotalEnergies continues to passionately support the development of football on the African continent and deepens this commitment by becoming a partner of the CAF African Schools Football Championship from 2025 - CAF's flagship programme to promote football for young girls and boys in Africa.

Patrick Pouyanné, Chairman and CEO of TotalEnergies said: “Since 2016, TotalEnergies is honoured and privileged to shine a spotlight on African football, and we are thrilled to pursue this collaboration with the CAF for the next four years. TotalEnergies is proud to support the rise of this popular sport, with its values of diversity, cohesion and unity, across Africa, a continent where the Company is a historic player. This extension allows the Company to keep celebrating African football alongside all its stakeholders, customers and employees, and to share the commitment and passion of millions of Africans.”

CAF President Dr Motsepe said: “CAF is excited to continue its partnership with TotalEnergies and its Chairman and CEO Patrick Pouyanné whom I respect and have known for many years. This partnership contributes to the development and global competitiveness of Football in the 54 African countries whose Football Federations are Members of CAF. CAF has introduced several projects over the past few years to develop African Football amongst its youth and the African Schools Football Championship, in which approximately 800 000 boys and girls have participated, has been enormously successful. The values of governance, ethics, transparency and commitment to the development and growth of our communities and countries in Africa are values that TotalEnergies is also committed to and we are honoured to continue working with TotalEnergies and Patrick Pouyanné.”

TotalEnergies and African Football

The story of TotalEnergies and CAF's partnership around passion for football began in 2016.This agreement made the Company the major partner of African football, as sponsor of more than 1,500 matches and title sponsor of the CAF's 10 main championships: three inter-

club and seven national competitions, including the prestigious CAF Africa Cup of Nations (AFCON), now known as the TotalEnergies CAF Africa Cup of Nations.

Between 2025 and 2028, TotalEnergies will sponsor:

•      The TotalEnergies CAF Africa Cup of Nations

•      The TotalEnergies CAF Women's Africa Cup of Nations

•      The TotalEnergies CAF African Nations Championship

•      The TotalEnergies CAF U-17 Africa Cup of Nations

•      The TotalEnergies CAF U-20 Africa Cup of Nations

•      The TotalEnergies CAF U-23 Africa Cup of Nations

•      The TotalEnergies CAF Futsal Africa Cup of Nations

•      The TotalEnergies CAF Champions League

•      The TotalEnergies CAF Confederation Cup

•      The TotalEnergies CAF Super Cup

•      The CAF Awards

•      The CAF African Schools Football Championship

TotalEnergies in Africa

TotalEnergies has been present in Africa for over 90 years and is the continent's leading multi-energy company. Committed to energy transition, it operates across the energy value chain.

In Exploration & Production, Africa accounted for 19% of the Company's hydrocarbon output in 2023 (471,000 barrels of oil equivalent per day). In distribution, the company is the leading marketer of petroleum products and related services, with a network of nearly 4,700 service stations across the continent. TotalEnergies also formulates and markets lubricants, thanks to 9 production plants in operation, and supplies liquefied petroleum gas (LPG), notably for clean cooking, to 50 million people in Africa.

TotalEnergies contributes to diversify the energy mix in Africa by developing natural gas — including four liquefied natural gas (LNG) plants, one of which is under development — and a portfolio of around 2 GW of renewable energy projects. On the continent, the Company is resolutely continuing to reduce emissions from its operated sites and for its customers, offering solutions to enhance energy efficiency

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

CAF Contacts

CAF Communications - communications@cafonline.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).